Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock

of
Sirtris Pharmaceuticals, Inc.

at

$22.50 Net Per Share

by

Fountain Acquisition Corporation

a wholly-owned subsidiary of

GlaxoSmithKline plc

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
CITY TIME, ON FRIDAY, MAY 30, 2008 UNLESS THE OFFER IS EXTENDED.

Fountain Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”), and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), is offering to purchase all outstanding shares of common stock, par value $0.001 (the “Shares”), of Sirtris Pharmaceuticals, Inc., a Delaware corporation (“Sirtris”), at a price of $22.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of April 22, 2008, among Purchaser, Sirtris and SKB (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Sirtris and Sirtris will be the surviving corporation (the “Merger”).

The Sirtris board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Sirtris board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

There is no financing condition to the Offer. The Offer is subject to various conditions. A summary of the principal terms of the Offer appears on pages (i) through (iii). You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

May 2, 2008

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Inc., the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Date (as defined herein) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance.

SUMMARY TERM SHEET

This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to fully understand the Offer, the Merger and the related transactions. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to the Purchaser (as defined below).

Principal Terms

•	Fountain Acquisition Corporation (“Purchaser”), a direct subsidiary of SmithKline Beecham Corporation (“SKB”) and an indirect subsidiary of GlaxoSmithKline plc (“GSK”), is offering to purchase all outstanding shares of common stock, par value $0.001 (the “Shares”), of Sirtris Pharmaceuticals, Inc. (“Sirtris”), at a price of $22.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of April 22, 2008, among Purchaser, Sirtris and SKB (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Sirtris and Sirtris will be the surviving corporation.

•	The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. If the Offer results in our purchasing a majority of the Shares outstanding, we will acquire the remainder of the Shares in the Merger for an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price. No appraisal rights are available in connection with the Offer. However, under Delaware law, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the Delaware General Corporation Law will have appraisal rights in connection with the Merger.

•	Sirtris has granted Purchaser the option (which is exercisable on or prior to the 10th business day after the expiration of the Offer or the expiration of any subsequent offering period), if GSK, SKB and Purchaser own, directly or indirectly, at least 85 percent of the Shares then outstanding, to purchase newly-issued or treasury Shares of Sirtris so as to increase the number of Shares owned by GSK, SKB and Purchaser to one Share more than 90 percent of the total Shares that would then be outstanding. The purchase price per Share for Shares under this option would be equal to the Offer Price. This option, which we refer to as the “top-up option,” is subject to certain additional terms and conditions.

•	The initial offering period for the Offer will end at 12:00 midnight, New York City time, on May 30, 2008, unless we extend the Offer. We will announce any decision to extend the Offer in a press release stating the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the Offer.

•	See Section 1 — “Terms of the Offer.”

Sirtris Board Recommendation

•	The Sirtris board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Sirtris board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. See “Introduction” and Section 10 — “Background of the Offer; Contacts with Sirtris” below, and Sirtris’ Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Conditions

•	We are not obligated to purchase any tendered Shares unless, at the expiration of the Offer, there have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then beneficially owned by GSK, SKB, Purchaser and their wholly-owned subsidiaries, constitutes at least a majority of the total number of the then-outstanding Shares on a fully diluted basis (which means, as of any time, the number of Shares outstanding, together with all Shares, if any, which Sirtris would be required to issue, after giving effect to the transactions described in this Offer under Section 11 — “Purpose of the Offer and Plans for Sirtris; Merger Agreement — The Merger Agreement — Treatment of Equity Awards,” pursuant to any then-outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, whether or not then exercisable). We refer to this condition as the “Minimum Tender Condition.” As of the date of this Offer to Purchase, GSK, SKB, Purchaser and their wholly-owned subsidiaries own no Shares.

•	We also are not obligated to purchase any tendered Shares unless the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), shall have expired or been terminated.

•	The Offer is also subject to a number of other important conditions. We can waive these conditions (other than the Minimum Tender Condition) without Sirtris’ consent. See Section 13 — “Conditions of the Offer.”

•	There is no financing condition to the Offer. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) GSK has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Procedures for Tendering Shares

•	If you wish to accept the Offer and:

•	You are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares”;

•	You are a record holder, but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to obtain three additional trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery. See Section 3 — “Procedures for Tendering Shares” for more information; or

•	You hold your Shares through a broker or a bank, you should promptly contact your broker or bank and give instructions that your Shares be tendered.

Withdrawal Rights

•	You have the right to, and can, withdraw Shares that you previously tendered at any time until the Offer has expired and, if we have not by June 30, 2008 agreed to accept your Shares for payment, you can withdraw them at any time after such time until we accept your Shares for payment. See Sections 1 and 4 — “Terms of the Offer” and “Withdrawal Rights.”

•	To withdraw Shares that you previously tendered, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary at a time when you have the right to withdraw your Shares. If you tendered your Shares through your broker or bank, you must instruct the broker

ii

or bank to arrange for the withdrawal of your Shares. You will not be able to withdraw Shares tendered during any subsequent offering period that we may elect to establish after we have accepted for payment and paid for Shares tendered in the Offer. See Sections 1 and 4 — “Terms of the Offer” and “Withdrawal Rights.”

Recent Sirtris Trading Prices; Subsequent Trading

•	On April 22, 2008, the last trading day before GSK and Sirtris announced the signing of the Merger Agreement, the closing price of the Shares reported on The Nasdaq Stock Market was $12.23 per Share.

•	The Offer Price of $22.50 per Share represents a premium of 84 percent to Sirtris’ closing stock price on April 22, 2008.

•	On May 1, 2008, the last practicable trading day before Purchaser commenced the Offer, the closing price of the Shares reported on The Nasdaq Stock Market was $22.31 per Share.

•	We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6 — “Price Range of Shares; Dividends.”

U.S. Federal Income Tax Treatment

•	If you are a U.S. taxpayer, your receipt of cash for Shares in the Offer or in the Merger will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between (a) the cash you receive in the Offer or the Merger and (b) your adjusted tax basis in the Shares you sell in the Offer or exchange in the Merger. That gain or loss will be capital gain or loss if the Shares are a capital asset in your hands, and will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the exchange of your Shares for cash. You are urged to consult your own tax advisor as to the particular tax consequences of the Offer and the Merger to you, including the tax consequences under state, local, foreign and other tax laws. See Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger.”

Further Information

•	For further information, you can call MacKenzie Partners, Inc., the Information Agent for the Offer, at (212) 929-5500 (call collect) or (800) 322-2885 (toll free), or you can email the Information Agent at tenderoffer@mackenziepartners.com. See the back cover page of this Offer to Purchase.

iii

To All Holders of Shares of Common Stock of
Sirtris Pharmaceuticals Inc.:

INTRODUCTION

Fountain Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“SKB”), and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), hereby offers to purchase all outstanding shares of common stock, par value $0.001 (the “Shares”), of Sirtris Pharmaceuticals, Inc., a Delaware corporation (“Sirtris”), at a price of $22.50 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

If your Shares are registered in your name and you tender directly to the Depositary (as defined below) you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser. If you hold your Shares through a broker or bank you should check with your broker or bank as to whether they charge any service fees or commissions. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, or a Form W-8BEN or other Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of twenty-eight percent (28%) of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger.” Purchaser will pay all charges and expenses of Computershare Inc. (the “Depositary”) and MacKenzie Partners, Inc. (the “Information Agent”).

The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that (a) at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares then beneficially owned by GSK, SKB, Purchaser and their wholly-owned subsidiaries, constitutes at least a majority of the total number of then-outstanding Shares, assuming (after giving effect to the transactions described under Section 11 — “Purpose of the Offer and Plans for Sirtris; Merger Agreement — The Merger Agreement — Treatment of Equity Awards”) exercise of all outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares, whether or not then exercisable (the “Minimum Tender Condition”), and (b) subject to certain exceptions, no change, effect, event or occurrence that has, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Sirtris shall have occurred after the date of the Merger Agreement. The Offer is also subject to certain other terms and conditions. See Section 13 — “Conditions of the Offer.”

The Offer will expire at 12:00 midnight, New York City time, on Friday, May 30, 2008 unless extended. See Sections 1, 13 and 15 — “Terms of the Offer,” “Conditions of the Offer” and “Certain Legal Matters.”

The Sirtris board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to, and in the best interests of, the holders of Shares. The Sirtris board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

For factors considered by the board of directors of Sirtris, see Sirtris’ Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

At a meeting of the Sirtris board of directors on April 21, 2008, J.P. Morgan Securities Inc. (“JPMorgan”) rendered its oral opinion, subsequently confirmed in writing, to the Sirtris board of directors that, as of the date of its opinion, and based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the consideration to be paid to holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of JPMorgan, dated April 21, 2008, which sets forth, among other things, the assumptions made, procedures followed, matters considered, limitations and qualifications on the review undertaken in connection with the opinion, is included in Annex II to the Schedule 14D-9.

The Offer is being made pursuant to the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held in the treasury of Sirtris or owned by GSK or any direct or indirect wholly-owned subsidiary of GSK or Sirtris or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive from the Purchaser an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11 — “Purpose of the Offer and Plans for Sirtris; Merger Agreement.” Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger” below describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

Consummation of the Merger is conditioned upon, among other things, the adoption of the agreement of merger (as such term is used in Section 251 of the Delaware General Corporation Law (the “DGCL”)) set forth in the Merger Agreement by the requisite vote of stockholders of Sirtris. Under the DGCL, the affirmative vote of a majority of the outstanding Shares to adopt the agreement of merger is the only vote of any class or series of Sirtris’ capital stock that would be necessary to approve the Merger Agreement and the Merger at any required meeting of Sirtris’ stockholders. If, following the purchase of Shares by Purchaser pursuant to the Offer, the top-up option or otherwise, Purchaser and its affiliates own at least a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder. SKB and Purchaser have agreed pursuant to the Merger Agreement that all Shares acquired pursuant to the Offer or otherwise owned by GSK, SKB and Purchaser and their direct or indirect wholly-owned subsidiaries will be voted in favor of the Merger.

The DGCL provides that, if a corporation owns at least 90 percent of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a “short-form merger”). Pursuant to the Merger Agreement, in the event that, following completion of the Offer, Purchaser (together with SKB and SKB’s wholly-owned subsidiaries) owns at least 90 percent of the outstanding Shares, including Shares acquired in any subsequent offering period and through any exercise of the top-up option, SKB will effect a short-form merger of Purchaser into Sirtris in accordance with the DGCL as soon as reasonably practicable. See Section 15 — “Certain Legal Matters.”

No appraisal rights are available in connection with the Offer. However, under the DGCL, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 15 — “Certain Legal Matters.”

This Offer to Purchase and the related Letter of Transmittal, and Sirtris’ Schedule 14D-9, contain important information and each such document should be read carefully and in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn by the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Friday, May 30, 2008, unless Purchaser has extended the initial offering period of the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 13 — “Conditions of the Offer.” Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

We expressly reserve the right (but are not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of Sirtris, (a) decrease the Offer Price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) amend or waive the Minimum Tender Condition, (d) add to the conditions to the Offer described in Section 13 — “Conditions of the Offer,” (e) modify those conditions in a manner materially adverse to the holders of Shares, (f) extend the expiration date of the Offer, except as required or permitted by the Merger Agreement, or (g) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will be required to accept for payment and pay for any Shares validly tendered and not withdrawn that are accepted for payment. We may, in our sole discretion and without Sirtris’ consent, (a) extend the Offer for one or more periods of time up to twenty (20) business days per extension if, at the time the Offer is scheduled to expire, any of the offer conditions are not satisfied (provided, that if at any such scheduled expiration of the Offer, the Minimum Tender Condition is not satisfied but all other offer conditions are satisfied or waived, then we shall not be entitled to extend the Offer for more than thirty (30) business days in the aggregate, unless one or more of such other offer conditions ceases to be satisfied or we obtain Sirtris’ consent), (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or The Nasdaq Stock Market applicable to the Offer, or (c) after consultation with Sirtris, elect (or elect not) to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, Purchaser may increase the Offer Price or extend the Offer to the extent required by law in connection with such increase. However, without the prior written consent of Sirtris, we will not extend the Offer beyond August 20, 2008.

We have agreed under the Merger Agreement to extend the Offer for one or more periods determined by us of up to 20 business days per extension if, at any scheduled expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived by us, except that we are not required to (unless required by applicable law or regulation of The Nasdaq Stock Market), but may be entitled to, extend the Offer under certain circumstances, including if, at the time the Offer is scheduled to expire:

•	the Minimum Tender Condition is not satisfied but all other conditions to the Offer are satisfied or waived; or

•	the offer condition set forth in subparagraph (a) of paragraph 2 of Section 13 — “Conditions of the Offer” is neither satisfied nor waived (other than by reason of a judgment, injunction or order that is not final or that remains subject to appeal), and we have complied with our obligation to use our commercially reasonable efforts to (a) cooperate with Sirtris in obtaining all requisite approvals and authorizations in connection with the Offer and Merger and (b) to resolve any objections or suits instituted by the Federal Trade Commission (the “FTC”), the United States Department of Justice or any other applicable governmental entity on antitrust grounds.

In addition, if Sirtris delivers a Qualifying Proposal Notice (as defined in Section 11 — “Purpose of the Offer and Plans for Sirtris; Merger Agreement” under “No Solicitation”) and, on the date of delivery of such Qualifying

Proposal Notice, the scheduled expiration of the Offer is a date less than five (5) business days after such date of delivery, then (unless the Qualifying Proposal (as defined in Section 11 — “Purpose of the Offer and Plans for Sirtris; Merger Agreement” under “No Solicitation”) giving rise to the issuance of the Qualifying Proposal Notice shall have been withdrawn prior to such scheduled expiration of the Offer) we shall extend the Offer so that the Expiration Date does not occur until on or after the date that is five (5) business days following the date of delivery of the Qualifying Proposal Notice.

In any event, we are not required to extend the Offer beyond August 20, 2008 or at any time when SKB, Purchaser or Sirtris would be permitted to terminate and terminates the Merger Agreement, and we are not permitted to extend the Offer beyond August 20, 2008 without the prior written consent of Sirtris. See Sections 1 and 13 — “Terms of the Offer” and “Conditions of the Offer.”

There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4 — “Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten (10) business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 13 — “Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 13. Under certain circumstances, we may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15, without prejudice to our rights set forth in Section 13 — “Conditions of the Offer.” See Sections 13 and 15 — “Conditions of the Offer” and “Certain Legal Matters.” The reservation by us of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the Dow Jones News Service (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the SEC.

Pursuant to Rule 14d-11 under the Exchange Act and subject to the Merger Agreement, we may provide a subsequent offering period upon expiration of the initial offering period of the Offer on the Expiration Date. A subsequent offering period would be an additional period of time of between three (3) business days and twenty (20) business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the expiration of the initial offering period of the Offer on the Expiration Date, during which stockholders may tender Shares not tendered in the Offer. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and Purchaser will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

Sirtris has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Sirtris’ stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For purposes of this Offer to Purchase, “business day” means any day on which the principal offices of the SEC in Washington, DC are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York City, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn at the Expiration Date promptly after the later of (a) the Expiration Date and (b) the satisfaction or waiver of the conditions to the Offer set forth in Section 13 — “Conditions of the Offer.” In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of any regulatory or governmental approvals specified in Section 15 — “Certain Legal Matters.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15 — “Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3 — “Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign in whole or in part, from time to time, to one or more direct or indirect wholly-owned subsidiaries of GSK, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Under the Merger Agreement, SKB may assign any of its rights to any direct or indirect wholly-owned subsidiary of SKB, but no such assignment will relieve SKB from its obligations under the Merger Agreement.

3.	Procedures for Tendering Shares

Valid Tender of Shares.  Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers.  Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which term includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery.  A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which The NASDAQ Global Market is open for business.

The Notice of Guaranteed Delivery may be transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements.  Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid by Purchaser on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement.  The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy.  By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Sirtris, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of GSK, SKB, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date and, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after June 30, 2008.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of GSK, SKB, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Date.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment, Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after June 30, 2008 unless theretofore accepted for payment as provided herein.

In the event Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5.	Material United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of the material U.S. federal income tax consequences to holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to dispose of Shares in the Offer or the Merger, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). In addition, this summary is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations to holders of Shares subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, holders who hold their Shares as part of a hedge, straddle or conversion transaction, insurance companies, tax-exempt entities and holders who obtained their Shares by exercising options or warrants). In addition, this summary does not discuss any consequences to holders of options or warrants to purchase Shares or any aspect of state, local or foreign tax law that may be applicable to any holder of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations. This summary assumes that holders own Shares as capital assets.

We urge holders of Shares to consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), any estate (other than a foreign estate), and any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”).

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting

Payments made with respect to Shares exchanged for cash in the Offer or the Merger will be subject to information reporting and U.S. federal backup withholding tax (at a rate of 28 percent) unless the U.S. Holder (i) furnishes an accurate tax identification number or otherwise complies with applicable U.S. information reporting or certification requirements (typically, by completing and signing a substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary) or (ii) is a corporation or other exempt recipient and, when required, demonstrates such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner, other than a partnership, of a Share that is not a U.S. Holder.

Non-U.S. Holders should consult their own tax advisors to determine the specific U.S. federal, state, local and foreign tax consequences that may be relevant to them.

Payments with Respect to Shares

Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from U.S. federal income tax, unless:

(a) the gain on Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States) (in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide a Form W-8ECI instead of a Form W-9, and (ii) if the Non-U.S. Holder is a corporation, it may be subject to branch profits tax on such gain at a 30 percent rate (or such lower rate as may be specified under an applicable income tax treaty));

(b) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met (in such event the Non-U.S. Holder will be subject to tax at a flat rate of 30 percent (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year); or

(c) the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

Backup Withholding Tax and Information Reporting

In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if you have provided the Depositary with an IRS Form W-8BEN (or a Form W-8ECI if your gain is effectively connected with the conduct of a U.S. trade or business). If shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder’s United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

6.	Price Range of Shares; Dividends

According to Sirtris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2007, (the “Form 10-K”) the Shares are traded on The NASDAQ Global Market under the symbol “SIRT.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on The NASDAQ Global Market as reported in the Form 10-K with respect to periods occurring in 2007 after the Sirtris Initial Public Offering on May 23, 2007 and as reported by published financial sources with respect to periods occurring in 2008:

Fiscal Year	High	Low

2007:
Second Quarter (commencing May 23, 2007)	$13.63	$9.81
Third Quarter	$19.68	$10.00
Fourth Quarter	$21.99	$13.53
2008:
First Quarter	$15.15	$9.50
Second Quarter (through May 1, 2008)	$22.35	$12.01

On April 22, 2008, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on The NASDAQ Global Market was $12.23 per Share. On May 1, 2008, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on The NASDAQ Global Market was $22.31 per Share. Sirtris has never paid dividends. Under the terms of the Merger Agreement, Sirtris is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of GSK. See Section 14 — “Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations

As set forth in Section 11 — “Purpose of the Offer and Plans for Sirtris; The Merger — The Merger,” following the purchase of Shares pursuant to the Offer, on the terms and subject to the conditions set forth in the Merger Agreement, SKB will effect the Merger, pursuant to which all Shares we do not own will be canceled and converted into the right to receive from the Purchaser the Merger Consideration, and in any event without interest and subject to applicable withholding taxes. However, even if the Merger is not consummated, during the period after the Purchase Time and prior to consummation of the Merger, our purchase of Shares in the Offer may have material effects on the market for the Shares, Nasdaq listing and Exchange Act registration of the Shares and the eligibility of the Shares as collateral for margin loans. These potential effects are summarized below.

Possible Effects of the Offer on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on The NASDAQ Global Market. According to the published guidelines of The NASDAQ Stock Market, LLC (“Nasdaq”), Nasdaq would consider disqualifying the Shares for listing on The NASDAQ Global Market (though not necessarily for listing on The NASDAQ Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, Sirtris has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, Nasdaq would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300,

(c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (e) the bid price for the Shares over a 30 consecutive business day period is less than $1, or (f) (i) Sirtris has stockholders’ equity of less than $2.5 million, (ii) the market value of Sirtris’ listed securities is less than $35 million over a 10 consecutive business day period, and (iii) Sirtris’ net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Sirtris, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to Sirtris, as of April 30, 2008 there were 29,266,469 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for The NASDAQ Global Market or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Sirtris upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Sirtris to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Sirtris. Furthermore, the ability of “affiliates” of Sirtris and persons holding “restricted securities” of Sirtris to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing or reporting on Nasdaq. Purchaser intends to seek to cause Sirtris to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding market quotations, the Shares might no longer constitute “margin securities” for the purposes of the margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning Sirtris

The following description of Sirtris and its business has been taken from Sirtris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and is qualified in its entirety by reference to such report.

Sirtris is a Delaware corporation with its principal executive offices located at 200 Technology Square, Cambridge, Massachusetts 02139. Sirtris’ telephone number at such principal executive offices is (617) 252-6920.

Sirtris is a biopharmaceutical company focused on discovering and developing proprietary, orally available, small molecule drugs with the potential to treat diseases associated with aging, including metabolic diseases such as Type 2 Diabetes. Sirtris’ drug candidates are designed to mimic certain beneficial health effects of calorie restriction, without requiring a change in eating habits, by activating an enzyme called SIRT1. SIRT1 is the founding member of the human sirtuin family of enzymes which control the aging process. Specifically, small molecule activators of SIRT1 act by increasing mitochondrial activity and therefore can be targeted to address metabolic diseases, such as Type 2 Diabetes.

Available Information.  Sirtris is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Sirtris’ business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Sirtris’ securities, any material interests of such persons in transactions with Sirtris, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Sirtris’ stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Sirtris, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Sources of Information.  Except as otherwise set forth herein, the information concerning Sirtris contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of GSK, SKB, Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Sirtris contained in such documents and records or for any failure by Sirtris to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Purchaser and GSK

Purchaser.  Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a direct wholly-owned subsidiary of SKB, which is an indirect wholly-owned subsidiary of GSK. The principal executive offices of Purchaser are located at One Franklin Plaza (FP 2355), 200 N. 16th Street, Philadelphia, Pennsylvania 19102, and Purchaser’s telephone number at such principal executive offices is (215) 741-4000.

GSK.  GSK is a public limited company organized under the laws of England and Wales. Its shares are listed on the London Stock Exchange and the New York Stock Exchange. GSK is a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer health-related products. The principal executive offices of GSK are located at 980 Great West Road, Brentford, Middlesex TW8 9GS England, and GSK’s telephone number at such principal executive offices is +44 20 8047 5000.

Additional Information.  The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of GSK and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

None of GSK, Purchaser or, to the knowledge of GSK or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule A: (a) none of GSK, Purchaser or, to the knowledge of GSK or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of GSK, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Sirtris, (b) none of GSK, Purchaser or, to the knowledge of GSK or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Sirtris during the past 60 days, (c) none of GSK, Purchaser, their subsidiaries or, to the knowledge of GSK or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Sirtris (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of GSK, Purchaser, their subsidiaries or, to the knowledge of GSK or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Sirtris or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of GSK, Purchaser, their subsidiaries or, to the knowledge of GSK or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Sirtris or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Sirtris’ securities, an election of Sirtris’ directors or a sale or other transfer of a material amount of assets of Sirtris.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) GSK has, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

10.	Background of the Offer; Contacts with Sirtris

Between August 2005 and October 2007, representatives of GSK had various meetings with members of Sirtris’ management, scientific employees and members of Sirtris’ scientific advisory board concerning Sirtris’ technology, intellectual property, product candidate pipeline and preclinical and clinical results with a view toward entering into a collaboration or partnering arrangement concerning Sirtris’ SIRT1 activation program. In February 2006, SKB and Sirtris executed a confidentiality agreement to enable Sirtris to provide GSK with confidential information in order for GSK to further explore the possibility of a collaboration with Sirtris. See — “Confidentiality Agreement.” Also, in February 2006, Sirtris provided GSK with an initial draft term sheet regarding a potential collaboration. Thereafter, discussions continued concerning diligence matters and the parties’ interest in a potential collaboration.

On October 12, 2007, representatives of GSK had a detailed scientific meeting in Boston with representatives of Sirtris, which was the first significant scientific interaction between the parties in a substantial period of time.

During the period between October 2007 through December 2007, GSK had numerous meetings and teleconferences with Sirtris executives regarding diligence and specific terms of a potential collaboration, including an equity investment by GSK in Sirtris at a minimum price per Share proposed by Sirtris of $25.00.

In January 2008, GSK had various due diligence calls relating to Sirtris’ intellectual property and chemistry with Sirtris representatives.

On January 21, 2008, representatives of GSK discussed terms of a potential collaboration with representatives of Sirtris. Sirtris reiterated a minimum price per Share of $25.00 for a GSK equity investment in Sirtris as a part of such a collaboration with Sirtris. During this conversation, GSK indicated interest in a possible business combination with Sirtris. On January 23, 2008, Sirtris provided GSK with an updated draft term sheet (the “2008 Term Sheet”) regarding a potential collaboration. Among the specified terms was a significant GSK equity investment in Sirtris at a minimum price per Share of $25.00.

Between January 2008 and March 2008, discussions between GSK and Sirtris continued regarding diligence and a potential collaboration deal structure. During this time, GSK also reiterated its interest in a possible business combination with Sirtris.

On March 31, 2008, Moncef Slaoui, Chairman of Research and Development of GSK, and another GSK representative further discussed a potential business combination with Christoph Westphal, Sirtris’ CEO, in New York City.

On April 1, 2008, GSK proposed in an e-mail communication to Dr. Westphal a cash acquisition of Sirtris at a price per share between $18.50 and $19.50 as well as certain key terms of a potential merger agreement, including mechanisms to help GSK ensure retention of Sirtris personnel.

On April 2, 2008, representatives of GSK met with representatives of Sirtris at Sirtris’ offices to discuss the price range proposed by GSK and process for the potential transaction. At this meeting, GSK again proposed a price range of $18.50 to $19.50, and representatives from Sirtris indicated to GSK that this price range was lower than a price that the Sirtris board of directors would find acceptable and that GSK would need to submit a higher offer in writing for consideration by the Sirtris board of directors if GSK wanted to continue discussions. Representatives from Sirtris mentioned the price of $25.00 per Share, which had been set forth in Sirtris’ proposed 2008 Term Sheet for the potential collaboration. After substantial discussion and after GSK indicated some price flexibility, Sirtris indicated that a price of $22.50 per Share might be more likely to be acceptable to the Sirtris board of directors than GSK’s proposed price range of $18.50 to $19.50.

On April 11, 2008, GSK delivered to Sirtris a written proposal (the “April 11 Proposal”) to acquire Sirtris at a price per share of $22.50. The proposal indicated, among other things, that there would be no financing contingency to the closing, that the consummation of the transaction was subject to GSK establishing relationships going forward with Dr. Westphal and Dr. Sinclair and that the proposal was conditioned upon Sirtris entering into an exclusivity arrangement with GSK until April 25, 2008 on the terms of an exclusivity agreement that accompanied the proposal.

Also on April 11, 2008, representatives of GSK held discussions with representatives of Sirtris to explain certain terms of the April 11 Proposal and to discuss the documentation and diligence process. Representatives of Sirtris requested to see and review a draft of the Merger Agreement before the board of directors of Sirtris decided whether to enter into the requested exclusivity agreement. Later that evening, GSK sent to Sirtris a draft of the Merger Agreement in which GSK proposed a termination fee of $25,000,000. This draft of the Merger Agreement also provided that certain directors and executive officers of Sirtris would be required, concurrently with the signing of a Merger Agreement, to enter into agreements to support a transaction between GSK and Sirtris and to tender their Shares in the Offer (the “Tender and Support Agreement”).

On April 12, 2008, after negotiations between GSK and Sirtris on the terms of the exclusivity agreement, the parties entered into an exclusivity agreement having an expiration date of April 25, 2008.

Between April 12, 2008 and the signing of the Merger Agreement on April 22, 2008, GSK continued to conduct diligence. In addition, throughout this period, GSK and Sirtris continued to discuss human resources matters, including retention mechanisms intended to address GSK’s desire to encourage retention of key Sirtris personnel.

On April 14, 2008, Ropes & Gray LLP (“Ropes & Gray”), outside counsel to Sirtris, sent a revised draft of the Merger Agreement to GSK and Cleary Gottlieb Steen & Hamilton LLP (“Cleary Gottlieb”), outside counsel to GSK, in preparation for an in-person negotiation meeting on April 16, 2008. Sirtris proposed a termination fee of $15,000,000 in addition to making other revisions to the Merger Agreement. On the same day, Cleary Gottlieb sent to Ropes & Gray a draft of the Tender and Support Agreement.

From the period between April 14, 2008 through the signing of the Merger Agreement, negotiations regarding the Merger Agreement continued, including, but not limited to, the termination fee, the definition of Material Adverse Event, the “no shop” provision and closing conditions for the transaction. During the same period, the terms of the Tender and Support Agreement were negotiated.

On April 16, 2008, a representative of GSK conducted a teleconference with certain members of the Sirtris Transaction Committee to discuss human resource matters, including retention mechanisms for key Sirtris personnel.

On April 16, 2008, GSK and representatives of Cleary Gottlieb met with Sirtris and representatives of Ropes & Gray and JPMorgan at the offices of Cleary Gottlieb in New York to negotiate the draft Merger Agreement, including, but not limited to, the termination fee, the definition of Material Adverse Event, the “no shop” provision and closing conditions. From April 16, 2008 through April 22, 2008, further negotiations regarding the Merger Agreement took place between the parties and their representatives.

On April 18, 2008, representatives of GSK met with representatives of Sirtris in Philadelphia.

On April 21, 2008, the Sirtris board of directors approved the proposed Merger Agreement, the Offer and Merger.

On April 22, 2008, the GSK board of directors approved the proposed Merger Agreement, the Offer and Merger. Later on the same day, the Merger Agreement, the Tender and Support Agreement and other transaction-related documents were signed and their execution was announced in a joint press release.

11.	Purpose of the Offer and Plans for Sirtris; Merger Agreement

Purpose of the Offer and Plans for Sirtris.  The purpose of the Offer and the Merger is for GSK, through SKB and Purchaser, to acquire control of, and the entire equity interest in, Sirtris. Pursuant to the Merger, GSK will acquire all of the capital stock of Sirtris not purchased pursuant to the Offer, the top-up option or otherwise. Stockholders of Sirtris who sell their Shares in the Offer will cease to have any equity interest in Sirtris or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Sirtris. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of Sirtris will not bear the risk of any decrease in the value of Sirtris.

Assuming Purchaser purchases a majority of the outstanding Shares pursuant to the Offer, SKB is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of Sirtris. See “The Merger Agreement — Directors” below.

In accordance with the Merger Agreement, following the time of the purchase of Shares pursuant to the Offer (the time of such purchase, the “Purchase Time”), SKB will acquire the remaining Shares pursuant to the Merger. In the event that a sufficient number of Shares are tendered in the Offer to entitle us to purchase Shares pursuant to the top-up option, we may acquire Shares pursuant to the top-up option.

GSK and Purchaser are conducting a detailed review of Sirtris and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. GSK and Purchaser will continue to evaluate the business and operations of Sirtris during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, GSK intends to review such information as part of a comprehensive review of Sirtris’ business, operations, capitalization and management with a view to optimizing development of Sirtris’ potential in conjunction with GSK’s existing businesses. Possible changes could include changes in Sirtris’ business, corporate structure, charter, bylaws, capitalization, board of directors, management or dividend policy, although, except as disclosed in this Offer to Purchase, GSK and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither Purchaser nor GSK has any present plans or proposals that would result in an extraordinary corporate transaction involving Sirtris or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Sirtris’ capitalization, corporate structure, business or composition of its management or board of directors.

The Merger Agreement.  The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that GSK and Purchaser have filed with the SEC on May 2, 2008 (the “Schedule TO”) and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 under “Available Information.”

The Offer.  The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions to the Offer described in Section 13 — “Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn by the Expiration Date. Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect; provided that, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of Sirtris, (a) decrease the Offer Price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) amend or waive the Minimum Tender Condition, (d) add to the conditions to the Offer described in Section 13 — “Conditions of the Offer,” (e) modify those conditions in a manner materially adverse to the holders of Shares, (f) extend the expiration date of the Offer, except as required or permitted by the Merger Agreement, or (g) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, Purchaser will be required to accept for payment and pay for any Shares validly tendered and not withdrawn that are accepted for payment. Purchaser may, in its sole discretion and without Sirtris’ consent, (a) extend the Offer for one or more periods of time up to 20 business days per extension if, at the time the Offer is scheduled to expire, any of the offer conditions are not satisfied (provided, that if at any such scheduled expiration of the Offer, the Minimum Tender Condition is not satisfied but all other offer conditions are satisfied or waived, then Purchaser shall not be entitled to extend the Offer for more than 30 business days in the aggregate, unless one or more of such other offer conditions ceases to be satisfied), (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or Nasdaq applicable to the Offer, or (c) after consultation with Sirtris, elect (or elect not) to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act. In addition, Purchaser may increase the Offer Price or extend the Offer to the extent required by law in connection with such increase. See Sections 1 and 13 — “Terms of the Offer” and “Conditions of the Offer.”

Purchaser has agreed under the Merger Agreement to extend the Offer for one or more periods determined by Purchaser of up to 20 business days per extension if, at any scheduled expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived by Purchaser, except that Purchaser is not required (unless required by applicable law or regulation of Nasdaq), but may be entitled, to extend the Offer under certain circumstances, including if, at the time the Offer is scheduled to expire:

•	the Minimum Tender Condition is not satisfied but all other conditions to the Offer are satisfied or waived; or

•	the offer condition set forth in subparagraph (a) of paragraph 2 of Section 13 — “Conditions of the Offer” is neither satisfied nor waived (other than by reason of a judgment, injunction or order that is not final or that remains subject to appeal), and SKB and Purchaser have complied with their obligation to use their commercially reasonable efforts to (i) cooperate with Sirtris in obtaining all requisite approvals and authorizations in connection with the Offer and Merger and (ii) to resolve any objections or suits instituted by the FTC, DOJ or any other applicable governmental entity on antitrust grounds.

In addition, if Sirtris delivers a Qualifying Proposal Notice (as defined below under “No Solicitation”) and, on the date of delivery of such Qualifying Proposal Notice, the scheduled expiration of the Offer is a date less than five Business Days after such date of delivery, then (unless the Qualifying Proposal (as defined below under “No Solicitation”) giving rise to the issuance of the Qualifying Proposal Notice shall have been withdrawn prior to such scheduled expiration of the Offer) Purchaser has agreed to extend the Offer so that the Expiration Date does not occur until on or after the date that is five business days following the date of delivery of the Qualifying Proposal Notice.

In any event, Purchaser is not required to extend the Offer beyond August 20, 2008 or at any time when SKB, Purchaser or Sirtris is permitted to terminate and terminates the Merger Agreement, and is not permitted to extend the Offer beyond August 20, 2008 without the prior written consent of Sirtris. See Sections 1 and 13 — “Terms of the Offer” and “Conditions of the Offer.”

Recommendation.  Sirtris has represented to us in the Merger Agreement that its board of directors (at a meeting or meetings duly called and held) has unanimously (a) determined that the Merger Agreement, the Offer and the Merger are advisable and fair to, and in the best interests of, Sirtris and its stockholders, (b) adopted and approved the Merger Agreement, including the “agreement of merger” (as such term is used in the DGCL) contained therein, and (c) resolved to recommend that Sirtris’ stockholders accept the Offer and adopt the “agreement of merger” set forth in the Merger Agreement. Sirtris has further represented to us that its board of directors has approved, for purposes of Section 203 of the DGCL, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and irrevocably resolved to elect, to the extent permitted by law, for Sirtris not to be subject to any anti-takeover laws.

Directors.  The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, after Purchaser has purchased pursuant to the Offer at least a majority of the outstanding Shares, Purchaser has the right to designate a number of directors of Sirtris, rounded up to the next whole number, that is equal to the product of the total number of directors on the Sirtris board and the percentage that the number of Shares purchased bears to the total number of Shares outstanding. Sirtris will, upon request by Purchaser, promptly increase the size of its board of directors or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will cause Purchaser’s designees to be so elected or appointed. Sirtris has also agreed in the Merger Agreement to use its reasonable best efforts to cause individuals designated by Purchaser to constitute the same percentage of each committee of the Sirtris board of directors (and of each board of directors and each committee thereof of each wholly-owned subsidiary of Sirtris) as the percentage of the entire board represented by the individuals designated by Purchaser.

However, the Merger Agreement further provides that until the Effective Time certain actions of Sirtris may only be authorized by, and will require the authorization of, a majority of the directors of Sirtris who were directors on the date of the Merger Agreement or their successors as appointed by such continuing directors (the “Continuing Directors”) or, if there are no Continuing Directors, by a majority of the independent directors of Sirtris, and will not require any additional approval by the Sirtris board of directors. If there are no Continuing Directors or independent directors of Sirtris, such actions will require only the approval by a majority vote of the Sirtris board of directors.

In the event Purchaser’s designees are elected or appointed to the Sirtris board of directors as described above, the Merger Agreement requires that until the Effective Time the Sirtris board of directors shall have at least the number of independent directors as may be required by the Nasdaq rules or the federal securities laws.

Top-Up Option.  Sirtris has irrevocably granted to Purchaser an option (the “top-up option”), exercisable in Purchaser’s discretion, but only after the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, to purchase (for cash or a note payable) that number (but not less than that number) of Shares as is equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by GSK, SKB or Purchaser at the time of such exercise, will constitute one share more than 90 percent of the total Shares then outstanding (assuming the issuance of the Shares purchased under the top-up option). The price per Share payable under the top-up option would be equal to the Offer Price. However, the top-up option will be excisable only once, at such time as GSK, SKB and Purchaser, directly or indirectly, own at least 85 percent of the total number of Shares then outstanding, and may only be exercised on or before the 10th business day after the expiration of the Offer or the expiration of any subsequent offering period. In no event will the top-up option be exercisable for a number of Shares in excess of Sirtris’ then authorized and unissued Shares (including as authorized and unissued Shares any Shares held in the treasury of Sirtris). In addition, the top-up option may not be exercised if any provision of applicable law or any judgment, injunction, order or decree of any governmental entity prohibits, or requires any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any governmental entity or the Sirtris stockholders in connection with the exercise of the top-up option or the delivery of the Shares to be purchased under the top-up option, if such action, consent, approval, authorization or permit, action, filing or notification has not been obtained or made, as applicable, before such exercise. Also, upon exercising of the top-up option, the Purchaser shall, as promptly as practicable after such exercise, consummate the Merger as a short-form merger pursuant to Section 253 of the DGCL.

The Merger.  The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Sirtris and Sirtris will be the surviving corporation. SKB and Purchaser and Sirtris have agreed in the Merger Agreement that, unless SKB and Purchaser effect a short-form merger pursuant to Delaware law, Sirtris will hold a special meeting of its stockholders as soon as practicable following the Purchase Time for the purpose of adopting the Merger Agreement. SKB and Purchaser have agreed that, at the special meeting, all of the Shares acquired pursuant to the Offer or otherwise owned by GSK or any of its direct or indirect subsidiaries will be voted in favor of the Merger.

The Merger Agreement further provides that, notwithstanding the foregoing, if following consummation of the Offer, any subsequent offering period, or the exercise of the top-up option, SKB and Purchaser (together with any other direct or indirect subsidiaries of SKB) hold in the aggregate at least 90 percent of the outstanding shares of each class of capital stock of Sirtris, each of SKB, Purchaser and Sirtris will, subject to the satisfaction of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger without a meeting of the stockholders of Sirtris.

Charter, Bylaws, Directors, and Officers.  At the Effective Time, the certification of incorporation of Sirtris will be amended and restated in its entirety to read as the certificate of incorporation of Purchaser in effect immediately prior to the Effective Time (except that Article I of the amended certificate of incorporation shall read as follows: “The name of the Corporation is Sirtris Pharmaceuticals, Inc.”). Also at the Effective Time, the bylaws of Sirtris will be amended and restated in their entirety so as to read as the bylaws of Purchaser as in effect immediately prior to the Effective Time, except that such bylaws will be amended to reflect that the name of the surviving corporation will be Sirtris Pharmaceuticals, Inc. The directors and officers of Purchaser immediately prior to the Effective Time will be the initial directors and officers of the surviving corporation.

Conversion of Shares.  Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Sirtris, owned by GSK or any direct or indirect wholly-owned subsidiary of GSK or Sirtris, or held by stockholders who properly exercise appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder, be converted at the Effective Time into the right to receive from the Purchaser the Merger Consideration, payable to such holder upon surrender of the certificate formerly representing such Shares, without interest and less any required withholding taxes. At the Effective Time, each Share held in the treasury of Sirtris and each Share owned by GSK or any direct or indirect wholly-owned subsidiary of GSK or Sirtris will be canceled, and no payment or distribution will be made with respect to such Shares. At the Effective Time, each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation.

Treatment of Equity Awards.  The Merger Agreement provides that, at the Purchase Time, (a) each outstanding and unexercised option to acquire Shares granted under Sirtris’ 2004 Stock Option and Restricted Stock Plan, Sirtris’ Amended and Restated 2004 Incentive Plan or any other Sirtris stock plan, whether vested or unvested, and (b) each unvested restricted stock award (“Restricted Stock”) will automatically be cancelled and will thereafter solely represent the right to receive from Sirtris an amount in cash equal to the product of (i) the number of Shares subject to such option or Restricted Stock and (ii) (A) in the case of Restricted Stock, the Offer Price, less any required withholding taxes or (B) in the case of options, the excess, if any, of the Offer Price, without interest, over the exercise price per Share subject to such option, less any required withholding taxes. Options, whether vested or unvested as of the Purchase Time, having an exercise price per Share equal to or greater than the Offer Price will, at the Purchase Time, be cancelled without payment of any consideration therefor. Subject to specified exceptions, the cash payments described in this paragraph are subject to holdback arrangements designed to encourage retention of Sirtris personnel, to the extent such payments are in respect of options or Restricted Stock unvested at the Purchase Time. Under the holdback arrangements, 25 percent of the after tax amount of such payment will be placed into a custodial brokerage account invested in GSK common stock and will be paid out over four years from the Purchase Time. If the recipient voluntarily resigns, any remaining payments from the custodial account will be forfeited.

Representations and Warranties.  In the Merger Agreement, Sirtris has made customary representations and warranties to SKB and Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority, the vote of Sirtris’ stockholders required to approve the Merger, consents and approvals, compliance with law, permits, public filings, financial statements, absence of any Material Adverse Effect (as defined below), litigation, employee benefit plans, labor and employment matters, insurance, properties, tax matters, information to be included in this Offer to Purchase, the Schedule 14D-9 and any other ancillary documents related to the Offer (collectively, the “Offer Documents”) and in any proxy or information statement to be sent to stockholders in connection with the Merger, intellectual property, environmental matters, material contracts, affiliate transactions, opinion of JPMorgan, brokers’ fees, and inapplicability of state takeover laws. Each of GSK and Purchaser has made customary representations and warranties to SKB and Purchaser with respect to, among other matters, organization and qualification, authority, consents and approvals, litigation, information to be included in the Schedule 14D-9, the Offer Documents and Information Statement, brokers’ fees, and financing.

As defined in the Merger Agreement, and for purposes of the Offer, “Material Adverse Effect” means any change, effect, event or occurrence that has a material adverse effect on (a) the business, condition (financial or otherwise), operations or results of operations of Sirtris and its subsidiaries, taken as a whole, or (b) the ability of the Sirtris to timely perform its obligations under the Merger Agreement or to timely consummate the transactions contemplated hereby; provided, however, that, in the case of clause (a) only, any changes, effects, events or occurrences shall not be deemed to constitute a Material Adverse Effect to the extent resulting from (i) general changes after the date of the Merger Agreement in general economic or market conditions or in the industries (or therapeutic areas) in which the Sirtris operates; (ii) the announcement or pendency of the Merger Agreement or the transactions contemplated thereby or the termination, reduction (or potential reduction) or any other adverse development (or potential adverse development) in Sirtris’ relationships with any of its customers, suppliers, distributors or other business partners (provided that this clause (ii) shall be deemed not to include the loss or departure of officers or other employees of Sirtris); (iii) a decrease in the market price of the Shares in and of itself (and not the underlying causes thereof); (iv) acts of war or terrorism (or the escalation of the foregoing); (v) changes in any Laws or regulations applicable to Sirtris or applicable accounting regulations or principles or the interpretation thereof; (vi) the performance of the Merger Agreement and the transactions contemplated thereby including compliance with covenants set forth therein, or any action taken or omitted to be taken by Sirtris at the express written request or with the prior express written consent of SKB or Purchaser; (vii) the fact, in and of itself (and not the underlying causes thereof) that Sirtris or its subsidiaries failed to meet any projections, forecasts, or revenue or earnings predictions; and (viii) natural disasters or other force majeure events, so long as, in the case of clauses (i), (iv), (v) and (viii), such changes or events do not have a materially disproportionate effect on Sirtris and its subsidiaries, taken as a whole, compared with other companies operating in the industries (or therapeutic areas) in which the Sirtris and its subsidiaries operate.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•	have been qualified by information set forth in a confidential disclosure schedule exchanged by the parties in connection with signing the Merger Agreement — the information contained in this disclosure schedule modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•	will not survive consummation of the Merger and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement other than claims for willful breach;

•	may be subject to standards of materiality that are different from those that apply under the U.S. federal securities laws;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements turn out to be inaccurate; and

•	were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

Covenants

Conduct of Business.  The Merger Agreement obligates Sirtris, from the date of the Merger Agreement to the earlier of the time when designees of SKB first constitute at least a majority of the board of directors of Sirtris and the Effective Time (such earlier time, the “Control Time”), to conduct its operations according to its ordinary and usual course of business consistent with past practice, and to use its reasonable best efforts to preserve intact its business organization. The Merger Agreement also contains specific restrictive covenants as to certain activities of Sirtris prior to the Control Time which provide that Sirtris will not take certain actions without the prior written consent of SKB including, among other things and subject to certain exceptions and materiality thresholds, amending its certificate of incorporation or bylaws, issuing or selling its securities or granting options, declaring or paying any dividends, reclassifying or redeeming its securities, making material acquisitions or dispositions, entering into, terminating or amending any material contracts, authorizing or making any capital expenditures, incurring or guaranteeing indebtedness for borrowed money, making any loans or investments, entering into or amending any employment, severance or similar agreements, increasing compensation or adopting new employee benefit plans, accelerating the vesting or payment of compensation under any employee benefit plan, changing accounting principles, making material tax elections inconsistent with those made in prior periods or entering into tax settlements, settling litigation or claims, failing to keep insurance policies in force, or agreeing to take any of the foregoing actions.

No Solicitation.  In the Merger Agreement, Sirtris has agreed not to, and to cause its subsidiaries and officers, directors, employees, representatives and agents not to, directly or indirectly, until the Purchase Time: (a) initiate, solicit or knowingly encourage (including by way of providing non-public information) the submission of any Acquisition Proposal (as defined below), or to engage in any discussions or negotiations with respect to, or otherwise participate in, or knowingly facilitate any such Acquisition Proposal; (b) approve or recommend, or publicly propose to approve or recommend, an Acquisition Proposal or enter into any agreement relating to an Acquisition Proposal (other than certain confidentiality agreements) or enter into any agreement requiring Sirtris to abandon, terminate or fail to consummate the transactions contemplated in the Merger Agreement; or (c) withdraw, modify or qualify, in a manner materially adverse to SKB or Purchaser, the recommendation of the board of directors of Sirtris (a “Change of Board Recommendation”). Sirtris further agreed to terminate any solicitation, encouragement, discussion, or negotiation with any persons with respect to any Acquisition Proposal conducted by it, its subsidiaries or its representatives prior to the date of the Merger Agreement and to request (or, to the extent it is contractually permitted to do so, require) the return or destruction of all confidential information provided by or on behalf of Sirtris to such persons.

Notwithstanding the foregoing, Sirtris may furnish information and participate in discussions or negotiations with any person making a written Acquisition Proposal after the date of the Merger Agreement and before the Purchase Time that the Sirtris board of directors believes in good faith to be bona fide, if the following conditions are met: (a) an intentional breach by Sirtris of its obligations described under “No Solicitation” has not contributed to the making of the Acquisition Proposal; and (b) the Sirtris board of directors determines in good faith that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined below). However, Sirtris may not disclose any non-public information to any such person unless Sirtris has, or first enters into, a confidentiality agreement with such person no less favorable to Sirtris than the Confidentiality Agreement (as defined below under “Confidentiality Agreement”). Sirtris has further agreed to provide to SKB, as promptly as reasonably practicable, any non-public information provided to any such person that was not previously provided to SKB.

The Merger Agreement requires Sirtris to notify SKB within 24 hours of the receipt of (i) any Acquisition Proposal or indication of interest in making an Acquisition Proposal, (ii) any inquiry or request for non-public information relating to Sirtris or its subsidiaries that, to the knowledge of Sirtris, is related to any actual or potential Acquisition Proposal, or (iii) any inquiry or request for discussion or negotiations regarding any Acquisition Proposal, including the identity of the person making the proposal, indication, request or inquiry and the material terms thereof. The Merger Agreement also requires Sirtris to keep SKB reasonably informed on a current basis (and, in any event, within 24 hours after the occurrence of any changes, developments, discussions or negotiations) of the status of any Acquisition Proposal, indication, inquiry or request and any material developments, discussions or negotiations. In addition, Sirtris has agreed to use its reasonable best efforts to enforce the provisions of any standstill or confidentiality agreement to which it or any of its subsidiaries is a party and not to terminate, waive or modify any provision of, or grant permission or any request under, any such agreement.

The Merger Agreement provides that, except as described below, Sirtris may not (a) approve or recommend (or publicly propose to approve or recommend) an Acquisition Proposal, (b) enter into any merger agreement, letter of intent, agreement in principle or similar agreement relating to an Acquisition Proposal, or (c) exempt any person (other than SKB and its affiliates) from the provisions of Section 203 of the DGCL or any similar takeover laws.

Notwithstanding the provisions described in the immediately preceding paragraph, the Sirtris board of directors may effect a Change of Board Recommendation in response to a written Acquisition Proposal from a third party that is not a breach of such third party’s contractual obligations to Sirtris if (a) the Sirtris board of directors believes in good faith such Acquisition to be bona fide, (b) Sirtris has not materially breached its obligations described under “No Solicitation,” (c) an intentional breach by Sirtris of its obligations under “No Solicitation” has not contributed to the making of such Acquisition Proposal, (d) the Sirtris board of directors concludes in good faith, after consultation with outside counsel and its financial advisors, that such Acquisition Proposal constitutes a Superior Proposal, after taking into account any adjustments to the terms and conditions of the Merger Agreement that may be offered by SKB as described in clause (f) below (an Acquisition Proposal meeting the requirements of the foregoing clauses (a), (b) and (d), a “Qualifying Proposal”), (e) Sirtris has provided at least five business days’ prior written notice (the “Qualifying Proposal Notice” and such period, the “Notice Period”) of its intention to approve or recommend or accept the Superior Proposal and the material terms of the Superior Proposal, (f) during the Notice Period, Sirtris negotiates in good faith with SKB to make such adjustments in the terms and conditions of the Merger Agreement so that the Superior Proposal ceases to constitute a Superior Proposal (provided that, in the event of any material revisions to the terms of the Superior Proposal after the start of the Notice Period, Sirtris must deliver a new written notice to SKB, and the Notice Period will be deemed to re-commence on the date of such new notice), and (g) following any negotiation described in the immediately preceding clause, such Acquisition Proposal continues to constitute a Superior Proposal.

In addition, Sirtris may terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal (and simultaneously exempt any person from the provisions of Section 203 of the DGCL or similar takeover laws) if all of the conditions described in clauses (a), (b), (c), (d), (e), (f) and (g) of the immediately preceding paragraph are satisfied and, substantially concurrently with such termination, Sirtris pays the Termination Fee (as described under “Fees and Expenses” below) and enters into a definitive agreement with respect to the Superior Proposal.

Furthermore, the board of directors of Sirtris may effect a Change of Board Recommendation at any time prior to the Purchase Time, if it determines in good faith, after consultation with outside counsel, that the failure to take such action is reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law, provided that Sirtris shall have provided prior written notice to SKB, at least five business days in advance of its intention to make such a Change of Board Recommendation. However, this separate right to effect a Change of Board Recommendation does not apply in connection with any Acquisition Proposal.

Under the Merger Agreement: “Acquisition Proposal” means any offer or proposal, or any indication of interest in making an offer or proposal, made or renewed by a person or group at any time after the date of the Merger Agreement which is structured to permit such person or group to acquire beneficial ownership of at least 10 percent of the assets of, equity interest in, or businesses of, Sirtris and its subsidiaries, taken as a whole, pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Merger; and “Superior Proposal” means any bona fide Acquisition Proposal (except the references in the definition thereof to “10 percent” shall be replaced by “50 percent”) made in writing after the date of the Merger Agreement that (x) includes per-Share consideration that is greater than the Offer Price (including, only if the per-Share consideration is not all cash, a determination by the Sirtris board of directors in good faith, on the advice of JPMorgan, as financial advisor, to such effect) and is otherwise on terms that the Sirtris board of directors has determined in its good faith judgment (after consultation with its financial advisor and outside counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal, including the financing terms thereof) is superior from a financial point of view to the Merger Agreement, and

(y) which the Sirtris board of directors has determined in good faith (after consultation with its financial advisor and outside counsel and after taking into account all legal, financial, regulatory and other aspects of the proposal) is reasonably capable of being consummated.

Employee Matters.  In the Merger Agreement, SKB and Purchaser have agreed with Sirtris that from the Effective Time to December 31, 2008, SKB will cause the surviving corporation to maintain for the individuals employed by Sirtris at the Effective Time (“Current Employees”) (a) base compensation at the levels in effect at the Effective Time, (b) Sirtris’ 2008 annual cash bonus program as in effect at the Effective Time and (c) benefits under the employee benefit plans in effect at the Effective Time (excluding equity-based compensation).

Services rendered by Current Employees to Sirtris prior to the Effective Time will be taken into account by SKB and the surviving corporation in the same manner as such services were taken into account by Sirtris, for vesting and eligibility purposes, including for accrual purposes with respect only to vacation and severance, under employee benefit plans of SKB and the surviving corporation.

The Merger Agreement further provides that the foregoing obligations shall not prevent the amendment or termination of any employee benefit plan of Sirtris or limit the right of SKB, the surviving corporation or any of their subsidiaries to terminate the employment of any Current Employees, and that the applicable provisions of the Merger Agreement are not intended to confer on any person other than the parties to the Merger Agreement any rights or remedies.

Indemnification and Insurance.  In the Merger Agreement, SKB and Purchaser have agreed that the certificate of incorporation and bylaws of the surviving corporation in the Merger will contain provisions no less favorable with respect to indemnification and exculpation from liabilities of the present and former directors, officers and employees of Sirtris than those in effect as of the date of the Merger Agreement.

The Merger Agreement also provides that, from and after the Effective Time, the surviving corporation shall indemnify each present (as of the Effective Time) or former officer and director of Sirtris against all claims, liabilities, judgments and inquiries, and reasonable fees, costs and expenses, incurred in connection with any proceeding arising out of or pertaining to the fact that such person is or was an officer, director, employee, fiduciary or agent of Sirtris or any of its subsidiaries, to the fullest extent the surviving corporation is permitted to do so under applicable law and its certificate of incorporation or bylaws as in effect on the date of the Merger Agreement. In the event of any such proceeding, each such indemnified person will be entitled to advancement of expenses incurred in the defense of the proceeding from the surviving corporation to the same extent such persons had the right to advancement of expenses from Sirtris as of the date of the Merger Agreement pursuant to Sirtris’ certificate of incorporation and by laws.

The Merger Agreement further provides that Sirtris shall purchase by the Effective Time tail policies to the current directors’ and officers’ liability insurance policies as in effect on the date of the Merger Agreement at least as protective to such directors and officers as those of Sirtris’ directors’ and officers’ liability insurance policies as of the date of the Merger Agreement. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 300 percent of the current annual premium for Sirtris’ directors’ and officers’ liability insurance policies.

Commercially Reasonable Efforts.  The Merger Agreement provides that, subject to its terms and conditions, each of Sirtris, Purchaser and SKB will use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement. However, this obligation does not require SKB or Purchaser to keep the Offer open beyond the Expiration Date. Pursuant to the Merger Agreement, the parties will, to the extent required, make filings under the HSR Act or foreign antitrust or competition or laws of jurisdictions other than the United States or investment laws relating to foreign ownership and take other actions necessary to obtain any consents, approvals or clearances required in connection with the transactions contemplated by the Merger Agreement.

In the event that any proceeding is instituted challenging any transaction contemplated by the Agreement, each of SKB, Purchaser and Sirtris is required by the Merger Agreement to use its commercially reasonable efforts to contest such action and have lifted any judgment or order that prevents or restricts the consummation of the transactions.

Takeover Laws.  Sirtris has agreed to take, upon the request of SKB or Purchaser, all reasonable steps to exclude the applicability of, or to assist in any challenge by SKB or Purchaser to the validity, or applicability to the Offer, the Merger or any other transaction contemplated by the Merger Agreement of, any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other anti-takeover laws.

Notification of Certain Matters.  Sirtris has agreed to give reasonably prompt notice to SKB, and SKB has agreed to give reasonably prompt notice to Sirtris, upon obtaining knowledge of the occurrence or non-occurrence of any event which is reasonably likely to result in the failure of such party to comply with or satisfy any offer condition.

Approval of Compensation Actions.  The Merger Agreement provides that, prior to the Purchase Time, the compensation committee of the Sirtris board of directors shall take all such actions as may be required to approve, as an employment compensation, severance or other employee benefit arrangement in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, any and all compensation actions taken after October 1, 2007 and prior to the Purchase Time that have not already been so approved.

Conditions to Consummation of the Merger.  Pursuant to the Merger Agreement, the respective obligations of SKB, Purchaser and Sirtris to consummate the Merger are subject to the satisfaction or waiver, where permissible, at or prior to the Effective Time, of the following conditions: (a) unless the Merger is consummated as a short-form merger, the agreement of merger contained in the Merger Agreement shall have been adopted by the affirmative vote of holders of at least a majority in combined voting power of the outstanding Shares, (b) no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the Merger or any other transaction contemplated by the Merger Agreement shall be in effect, and no statute, regulation, order or injunction shall have been enacted or enforced (and still be in effect) by any governmental entity that prohibits or makes illegal the Offer, the Merger or any other transaction contemplated by the Merger Agreement, and (c) Purchaser shall have accepted for purchase Shares validly tendered (and not withdrawn) pursuant to the Offer.

Termination.  The Merger Agreement provides that it may be terminated, and the Offer and Merger may be abandoned:

(a) at any time prior to the Effective Time, by mutual written consent of SKB and Sirtris;

(b) at any time prior to the Effective Time, by SKB or Sirtris, if any governmental entity issues an order, decree or ruling or takes any other action prohibiting the Offer or the Merger, and such order, decree, ruling or other action has become final and non-appealable; provided that termination as described in this subparagraph (b) shall not be available to any party unless such party shall have used its commercially reasonable efforts to oppose any such order, decree, ruling or other action or to have the same vacated or made inapplicable to the Offer or the Merger.

(c) at any time prior to the Purchase Time, by Sirtris if (i) Purchaser fails to commence the Offer in violation of the Merger Agreement, (ii) the close of business on August 20, 2008 has occurred and Purchaser has not accepted for payment and paid for Shares pursuant to the Offer, (iii) the Offer expires or is terminated without Purchaser having purchased any Shares pursuant to the Offer, (iv) Purchaser fails to accept for payment and to purchase validly tendered Shares pursuant to the Offer in violation of the terms of the Merger Agreement or (v) there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of SKB or Purchaser contained in the Merger Agreement, which breach or inaccuracy would or would reasonably be expected to prevent or materially impair the ability of SKB or Purchaser to consummate the transactions contemplated by the Merger Agreement and which breach or inaccuracy is not capable of being or has not been cured within 30 days following receipt by SKB or Purchaser of written notice of such breach or inaccuracy; provided, that Sirtris may not terminate the Merger Agreement under the circumstances described in clause (i), (ii), (iii) or (v) of this subparagraph (c) if any of those circumstances directly or indirectly resulted from or was caused by Sirtris’ failure to perform in all material respects any of its obligations under the Merger Agreement or the failure of the condition to the Offer described in subparagraph (c)(ii) of paragraph 2 of Section 13 — “Conditions to the Offer” to be satisfied;

(d) at any time prior to the Purchase Time, by Sirtris, if all of the following conditions are satisfied: (i) Sirtris has not materially breached its obligations described under “No Solicitation,” (ii) the Sirtris board of directors has received a written Acquisition Proposal from a third party that the board of directors of Sirtris believes in good faith to be bona fide, (iii) an intentional breach by Sirtris of its obligations under “No Solicitation” has not contributed to the making of such Acquisition Proposal, (iv) the Sirtris board of directors concludes in good faith, after consultation with outside counsel and its financial advisors, that such Acquisition Proposal constitutes a Superior Proposal, after taking into account any adjustments to the terms and conditions of the Merger Agreement that may be offered by SKB as described in clause (vi) below, (v) Sirtris has provided at least five business days’ prior written notice of its intention to accept the Superior Proposal and the material terms of the Superior Proposal, (vi) during the Notice Period, Sirtris negotiates in good faith with SKB to make such adjustments in the terms and conditions of the Merger Agreement so that the Superior Proposal ceases to constitute a Superior Proposal (provided that, in the event of any material revisions to the terms of the Superior Proposal after the start of the Notice Period, Sirtris must deliver a new written notice to SKB, and the Notice Period will be deemed to re-commence on the date of such new notice), (vii) following any negotiation described in the immediately preceding clause, such Acquisition Proposal continues to constitute a Superior Proposal and (viii) substantially concurrently with such termination, Sirtris pays the Termination Fee (as described under “Fees and Expenses” below) and enters into a definitive agreement with respect to the Superior Proposal;

(e) at any time prior to the Purchase Time, by SKB, if, due to an occurrence or circumstance that would result in a failure of any of the conditions to the Offer described in Section 13 — “Conditions to the Offer” to be satisfied at any scheduled expiration of the Offer, (i) Purchaser shall not have commenced the Offer within the time required by the Merger Agreement, (ii) the Offer (as it may be extended from time to time) expires or is terminated without Purchaser having purchased any Shares pursuant to the Offer, or (iii) the close of business on August 20, 2008 has occurred and Purchaser has not accepted Shares for payment pursuant to the Offer; provided, that SKB shall not have the right to terminate the Merger Agreement pursuant to this subparagraph (e) if the failure of any of the offer conditions to be satisfied or the failure of SKB to have accepted for payment Shares pursuant to the Offer directly or indirectly resulted from or was caused by SKB’s or Purchaser’s failure to perform in all material respects any of its obligations under the Agreement; provided, further, that if the sole unsatisfied offer condition results from Sirtris’ breach or failure to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement or the failure of Sirtris’ representations and warranties to be true and correct under the relevant materiality standards provided in the Merger Agreement, then SKB may terminate prior to August 20, 2008 only if the breach or failure to perform or comply or to be true and correct is not capable of being cured within 30 days following notice to Sirtris or, if capable of being cured within that period, has not been so cured (it being understood that any intentional breach by Sirtris of its obligations described under “No Solicitation” shall be deemed incapable of cure);

(f) at any time prior to the Purchase Time, by SKB if (i) the board of directors of Sirtris withdraws, modifies or qualifies, in a manner materially adverse to SKB or Purchaser, its recommendation with respect to the transactions contemplated by the Merger Agreement, or (ii) Sirtris intentionally breaches any of its obligations described under “No Solicitation.”

Fees and Expenses.  Except as described below with respect to the Termination Fee, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, other than expenses incurred in connection with the mailing of the Offer Documents, the Schedule 14D-9 and any information statement relating to the Merger, which will be shared equally between SKB and Sirtris.

In the event that the Merger Agreement is terminated under the circumstances described in subparagraph (d) or subparagraph (f) under “Termination” above, Sirtris has agreed to pay SKB a termination fee of $22,500,000 (the “Termination Fee”). Sirtris has also agreed to pay SKB the Termination Fee if the Merger Agreement is terminated under the circumstances described in subparagraph (c)(ii) under “Termination” and (i) at any time on or after the date of the Merger Agreement and prior to such termination a third party has made an Acquisition Proposal (whether or not conditional) to the Sirtris board of directors or Sirtris or has publicly announced an Acquisition Proposal and, in each case, not irrevocably withdrawn such Acquisition Proposal or announcement, or any third party has publicly announced an intention (whether or not conditional) to make an Acquisition Proposal which intention has not been irrevocably withdrawn, and (ii) any transaction specified in the definition of “Acquisition Proposal” is consummated with such third party or any other third party within 12 months after the date of such termination or pursuant to any agreement for an Acquisition Proposal entered into within 12 months after the date of such termination (or any amendment or substitute agreement). Sirtris has also agreed to pay SKB the Termination Fee in the event that (1) the Merger Agreement is terminated under the circumstances described in subparagraph (e) under “Termination” above as a result of (x) Sirtris’ breach or failure to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement, (y) the failure of the condition to the Offer described in subparagraph (c)(ii) of paragraph 2 of Section 13 — “Conditions to the Offer” to be satisfied, or (z) a failure of the Minimum Tender Condition to be satisfied at the expiration of the Offer in connection with which SKB has so terminated the Merger Agreement, and (2) at any time on or after the date of the Merger Agreement and before such termination, a third party has made an Acquisition Proposal (whether conditional or not) to the Sirtris board of directors or to Sirtris or has publicly announced an Acquisition Proposal or such announcement, or such third party has publicly announced an intention (whether conditional or not) to make an Acquisition Proposal, which intention has not been irrevocably withdrawn, and (3) any transaction specified in the definition of “Acquisition Proposal” is consummated with such third party or any other third party within 12 months after the date of such termination or pursuant to any agreement for an Acquisition Proposal entered into within 12 months after the date of such termination (or any amendment or substitute agreement).

Amendment.  The Merger Agreement may be amended by the parties at any time before the Effective Time (subject, in the case of Sirtris to certain actions requiring the approval of the Continuing Directors as described under “Directors” above), whether before or after adoption of the Merger Agreement by the stockholders of Sirtris, but (a) after Purchaser purchases Shares pursuant to the Offer, no amendment may be made that decreases the Merger Consideration, and (b) after adoption of the Merger Agreement by the Sirtris stockholders, no amendment may be made which by law or stock exchange rule requires the further approval of the Sirtris stockholders without such approval.

Waiver.  At any time prior to the Effective Time, any party to the Merger Agreement (subject, in the case of Sirtris, to certain actions requiring the approval of the Continuing Directors, as described under “Directors” above) may extend the time for performance for any of the acts of the other parties, waive any inaccuracies in the representations and warranties contained in the Merger Agreement, and, subject to the requirements of applicable law, waive compliance by the other parties with any of the agreements or conditions contained in the Merger Agreement, except that the Minimum Tender Condition may be waived by Purchaser only with the prior written consent of Sirtris.

Confidentiality Agreement.  Prior to entering into the Merger Agreement, Sirtris and SKB entered into a confidentiality agreement on February 6, 2006 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement, each of SKB and Sirtris agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Tender and Support Agreement.  SKB, Purchaser and certain of Sirtris’ executive officers and directors, consisting of Messrs. Richard Aldrich, Garen Bohlin, Jeffrey Capello, John Clarke and Richard Pops and Drs. Peter Elliott, Paul Friedman, Stephen Hoffman, Michael Jirousek, Paul Schimmel, David Sinclair and Christoph Westphal, entered into a Tender and Stockholder Support Agreement, dated as of April 22, 2008 (the “Tender and Support Agreement”), in their capacity as stockholders of Sirtris. The outstanding Shares subject to the Tender and Support Agreement represented, as of April 22, 2008, approximately 4.6% of the total outstanding Shares. Pursuant to the Tender and Support Agreement, such executive officers and directors agreed, among other things, subject to the termination of the Tender and Support Agreement (a) to tender in the Offer (and not to withdraw) all Shares beneficially owned or thereafter acquired by them, (b) to vote such Shares in support of the Merger in the event stockholder approval is required to consummate the Merger pursuant to Section 251 of the

DGCL and against any competing transaction, (c) to appoint the Purchaser as their proxy to vote such shares in connection with the Merger Agreement, and (d) not to otherwise transfer any of their Shares. In addition, each such officer and director has granted SKB an option to acquire such Shares at the Offer Price in the event that the Purchaser acquires Shares in the Offer but the Shares subject to the Tender and Support Agreement are not tendered or are withdrawn from the Offer. The Tender and Support Agreement will terminate upon the earliest of (x) the termination of the Merger Agreement, (y) the Effective Time, and (z) any amendment of the Merger Agreement or the Offer that decreases the Offer Price below $22.50 without the consent of such director or officer.

Executive Compensation Arrangements

Substantially concurrently with execution of the Merger Agreement, SKB entered into Offer Letters with the following executives at Sirtris Pharmaceuticals, Inc. to confirm the appointment to their future positions in the Sirtris Discovery Performance Unit at GSK, effective upon consummation of the acquisition of Sirtris by GSK: Dr. Christoph Westphal, who is currently Chief Executive Officer of Sirtris, as Vice President of Sirtris Discovery Performance Unit; Mr. Garen Bohlin, who is currently Chief Operating Officer of Sirtris, as Vice President of Operations; Dr. Peter Elliot, who is currently Head of Development of Sirtris, as Vice President of Development; and Dr. Mike Jirousek, who is currently Senior Vice President of Research of Sirtris, as Vice President of Research. All of these executives, except for Dr. Westphal, maintained their current salaries; Dr. Westphal’s current salary will be reduced by $50,000 beginning on January 1, 2009. The Offer Letters replace existing employment agreements for such individuals, except that existing non-competition and non-solicitation restrictions, as well as golden parachute excise tax gross-up provisions, remain in effect.

All executives will continue to participate in the Sirtris annual bonus plan, health, life and disability insurance, 401(k) program and other similar fringe benefit programs through the end of 2008, but will transition into GSK employee benefit plans thereafter. Upon consummation of the Offer, the executives will be immediately eligible to participate in the GSK share option plan, share value plan, performance share plan, and severance pay plan. Dr. Westphal will be eligible for a discovery performance bonus in the amount of $250,000, payable upon any positive “Commit to Medicine (i.e., late stage) Development” decision at GSK’s Portfolio Management Board for a Sirtris asset. Dr. Westphal will also be eligible for an additional bonus in the amount of $1,000,000, payable following the first regulatory approval of a Sirtris asset. In order to receive either of these two bonuses, Dr. Westphal must be an active employee at the time the event triggering the bonus occurs.

In addition, an amount equal to 25 percent of the assumed after-tax gain from the cash-out of such executives’ unvested Sirtris equity compensation awards pursuant to the Merger Agreement will be deposited into custody accounts for each executive and invested in GSK shares. GSK will credit, under a non-qualified deferred compensation arrangement, each such individual with a before-tax amount equal to 50 percent of the amount deposited in each such custody account, which will be invested in phantom stock units. The assets in the custody accounts, and the corresponding deferred compensation credit, will be distributed to the executives in four annual installments, paid on the first, second, third and fourth anniversaries of the Purchase Time, subject to forfeiture in the event of voluntary resignation. Under Dr. Westphal’s Offer Letter, the final installment of the custody accounts, and the corresponding deferred compensation credit, will be paid upon the first positive “Commit to Medicine (i.e., late stage) Development” decision at GSK’s Portfolio Management Board for a Sirtris asset; however, this installment will not be paid earlier than the end of the third anniversary of the Purchase Time.

Dr. Westphal will also receive a one time restricted share grant of GSK shares with a market value of $150,000 in February of 2009, which will vest fully on the third anniversary of the Purchase Time, subject to forfeiture in the event of voluntary resignation.

Also substantially concurrently with the execution of the Merger Agreement, SKB entered into a Consulting Agreement with Dr. David Sinclair, who has served as a consultant for Sirtris since 2005. The Consulting Agreement has a three-year term and becomes effective on the Purchase Time. Dr. Sinclair will provide insight and advice concerning the Sirtris Discovery Performance Unit’s strategies and scientific direction in the area of pharmaceutical research and development. Dr. Sinclair will be paid a sum of $12,500 per month and $5,000 for each day (up to a maximum of 20 days per year) on which he renders services. Dr. Sinclair shall also receive $129,000 in cash on the first, second and third anniversaries of the Purchase Time, subject to forfeiture in the event Dr. Sinclair voluntary terminates the Consulting Agreement during the three-year period.

In addition, an amount equal to 25 percent of Dr. Sinclair’s assumed after-tax gain from the cash-out of unvested Sirtris equity compensation awards will be deposited into a custody account for Dr. Sinclair and invested in GSK shares. The assets in the custody account will be distributed to Dr. Sinclair in three annual installments, paid on the first, second, and third anniversaries of the Purchase Time, subject to forfeiture in the event of voluntary resignation. In addition to the distributions from the custody account, on each of the first, second and third anniversaries of the Purchase Time, GSK will pay Dr. Sinclair an amount in cash equal to 50 percent of the value of the distribution, such amount representing payment of additional consulting fees, subject to forfeiture in the event of voluntary resignation.

Dr. Sinclair will also be eligible for a discovery performance bonus in the amount of $250,000, payable upon any positive “Commit to Medicine (i.e. late stage) Development” decision at GSK’s Portfolio Management Board for a Sirtris Pharmaceutical, Inc. asset. Additionally, GSK has agreed to provide Dr. Sinclair with a golden parachute excise tax gross-up.

Effects of Inability to Consummate the Merger.  If, following the consummation of the Offer, the Merger is not consummated for any reason (see — “The Merger Agreement — Conditions to Consummation of the Merger”), GSK, which owns 100 percent of the common stock of Purchaser, will indirectly control the Shares acquired by Purchaser pursuant to the Offer, as well as any other Shares held by GSK or its subsidiaries. Under the Merger Agreement, promptly following payment by Purchaser for Shares purchased pursuant to the Offer, and from time to time thereafter, subject to Section 14(f) of the Exchange Act and applicable Nasdaq rules and regulations regarding director independence, Sirtris has agreed to take all actions necessary to cause a pro rata portion (based on the percentage of outstanding shares acquired by Purchaser) of the directors of Sirtris to consist of persons designated by Purchaser (see “The Merger Agreement — Directors”). As a result of its ownership of such Shares and right to designate nominees for election to the board of directors of Sirtris, GSK indirectly will be able to influence decisions of the board of directors of Sirtris and the decisions of Purchaser as a stockholder of Sirtris. This concentration of influence in one stockholder may adversely affect the market value of the Shares.

If GSK controls more than 50 percent of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of Sirtris, other than those affiliated with GSK, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval.

12.	Source and Amount of Funds

GSK, the ultimate parent company of Purchaser, will (or will cause SKB to) provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. GSK estimates that the total amount of funds necessary to purchase all outstanding shares of Sirtris pursuant to the Offer and the Merger and to pay customary fees and expenses in connection with the Offer and the Merger and the related transactions will be approximately $700 million, which will be used to pay stockholders of Sirtris and holders of Sirtris’ other equity-based interests. GSK expects to fund all these payments through a loan from GSK to Purchaser, which GSK will provide from cash on hand and/or cash generated from general corporate activities, including the issuance of commercial paper in the ordinary course of business. The Offer is not conditioned upon any financing arrangements.

13.	Conditions of the Offer

1. Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, unless, immediately prior to the Expiration Date: (a) there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then owned beneficially by GSK, SKB and Purchaser (together with their wholly-owned subsidiaries), constitutes at least a majority of the total number of then-

outstanding Shares on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares (if any) which Sirtris would be required to issue (after giving effect to Sections 3.2(a) and 3.2(b) of the Merger Agreement, which are described above under “The Merger Agreement — Treatment of Equity Awards” in Section 11 — “Purpose of the Offer and Plans for Sirtris; Merger Agreement”) pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, whether or not then exercisable) (the “Minimum Tender Condition”), and (b) the applicable waiting period under the HSR Act in respect of the transactions contemplated by the Merger Agreement shall have expired or been terminated and any required approvals or consents in respect of the transactions contemplated by the Merger Agreement shall have been obtained under any applicable foreign antitrust or competition or laws of jurisdictions other than the United States or investment laws relating to foreign ownership (and any applicable waiting periods thereunder have expired or been terminated).

2. Additionally, notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and may terminate or, subject to the terms of the Merger Agreement, amend the Offer if any of the following conditions exist:

(a) there shall have been any law, decree, judgment, order or injunction, promulgated, enacted, entered, enforced, issued or amended by any governmental entity that would, or is reasonably likely to: (i) restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement; or (ii) impose material limitations on the ability of SKB, Purchaser or any of their respective subsidiaries or affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares, including the right to vote the Shares purchased by Purchaser pursuant to the Offer on an equal basis with all other Shares on all matters properly presented to the stockholders of Sirtris;

(b) there shall be pending or threatened (and such threat shall not have been withdrawn), any action, proceeding or counterclaim by any governmental entity challenging any of the making or consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement or seeking, directly or indirectly, to result in any of the consequences referred to in clauses (i) and (ii) of subparagraph (a) of this paragraph (provided, that any action, proceeding or counterclaim by a foreign or municipal governmental entity shall not cause this condition to fail to be satisfied unless such action, proceeding or counterclaim is reasonably likely to succeed);

(c) (i) Sirtris shall have breached or failed to comply in any material respect with any of its obligations, covenants, or agreements under the Merger Agreement, or (ii) any representation or warranty of Sirtris contained in the Merger Agreement shall not be true and correct; provided, that, for purposes of this clause (c): (A) all such representations and warranties shall be interpreted without giving effect to the words “materially” or “material” or to any qualification based on such terms or based on the defined term “Material Adverse Effect”; (B) any such representation or warranty contained in Section 4.1(b) of the Merger Agreement (relating to subsidiaries of Sirtris) or Section 4.3 of the Merger Agreement (relating to capitalization) shall be deemed untrue if it shall fail to be true and correct in all but de minimis respects; and (C) any such representation or warranty (other than any representation or warranty referred to in clause (B) above) shall be deemed untrue if such representation or warranty shall fail to be true and correct in all respects except where the fact, circumstance, change or event giving rise to any such failure of all such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, in each case at any scheduled expiration of the Offer (except for any representation or warranty that is expressly made as of a specified date, in which case as of such specified date); or

(d) the Merger Agreement shall have been terminated pursuant to its terms or shall have been amended pursuant to its terms to provide for such termination or amendment of the Offer;

which, in the reasonable judgment of SKB or Purchaser, in any case, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

The foregoing conditions are for the benefit of SKB and Purchaser and, regardless of the circumstances, may be asserted by SKB or Purchaser in whole or in part at any applicable time or from time to time prior to the Expiration Date, except that the conditions relating to receipt of any approvals from any governmental entity may be asserted at any time prior to payment of the Offer Price for Shares, and all conditions (except for the Minimum Tender Condition) may be waived by SKB or Purchaser in its discretion, in whole or in part, at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of SKB or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14.	Dividends and Distributions

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, Sirtris shall not, and shall not permit any of its subsidiaries to, without the prior consent of SKB, declare, set aside, make or pay any dividends or any other distribution (whether in cash, stock, property or otherwise) with respect to any of its capital stock. See Section 11 — “Purpose of the Offer and Plans for Sirtris; Merger Agreement — The Merger Agreement — Covenants.”

15.	Certain Legal Matters

General.  Except as otherwise set forth in this Offer to Purchase, based on GSK’s and Purchaser’s review of Sirtris’ publicly available SEC filings and other information regarding Sirtris, GSK and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of Sirtris and which might be adversely affected by the acquisition of Shares by Purchaser, SKB or GSK pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser, SKB or GSK pursuant to the Offer. In addition, except as set forth below, GSK and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for GSK’s, SKB’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, GSK and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Sirtris’ or GSK’s business or that certain parts of Sirtris’ or GSK’s business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions of the Offer.”

Antitrust Compliance.  Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

The purchase of Shares in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by GSK, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent will file the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of the Shares in the Offer and the Merger as promptly as practicable. The required waiting period with respect to the Offer and the Merger will expire 15 calendar days from the date such filing occurs, unless earlier terminated by the FTC or the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by GSK with that request, unless the FTC or the

Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with consent of GSK. In practice, complying with a Second Request can take a significant period of time. Although Sirtris is required to file certain information and documentary materials with the FTC and the Antitrust Division in connection with the Offer, neither Sirtris’ failure to make those filings nor a request for additional documents and information issued to Sirtris from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns more than 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expired or was terminated.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of Purchaser’s proposed acquisition of Sirtris. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the US federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Sirtris, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Purchaser and GSK believe that the consummation of the offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13 — “Conditions of the Offer.”

Other Foreign Laws.  It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that any required approvals or consents in respect of the transactions contemplated by the Merger Agreement shall have been obtained under any applicable antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership (“Foreign Antitrust Laws”), and that any applicable waiting periods thereunder have expired or been terminated. Purchaser is not aware, and Sirtris has advised Purchaser that it is not aware, of any Foreign Antitrust Laws that are applicable to the Offer or the Merger. If any Foreign Antitrust Laws are applicable to the Offer or the Merger, Sirtris and Purchaser intend to promptly make any filings required thereunder and, subject to the terms and conditions of the Merger Agreement, take such other actions to enable consummation of the Offer and the Merger.

Stockholder Approval.  Sirtris has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Sirtris and the consummation by Sirtris of the transactions contemplated by the Merger Agreement have been duly and validly authorized by the board of directors of Sirtris, and that no other corporate proceedings on the part of Sirtris are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than the adoption of the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in the Merger Agreement by the holders of at least a majority in voting interest of the outstanding Shares prior to the consummation of the Merger. As described below, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the DGCL. According to Sirtris’ certificate of incorporation, the Shares are the only securities of Sirtris that entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of Sirtris.

Short-Form Merger.  The DGCL provides that if a parent company owns at least 90 percent of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the top-up option or otherwise, Purchaser directly or indirectly owns at least 90 percent of the Shares, GSK could, and (subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement) is obligated under the Merger Agreement to effect the Merger without prior notice to, or any action by, any other stockholder of Sirtris if permitted to do so under the DGCL. Even if GSK and Purchaser do not own 90 percent of the outstanding

Shares following consummation of the Offer, GSK and Purchaser could seek to purchase additional Shares in the open market, from Sirtris or otherwise in order to reach the 90 percent threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the top-up option, may be greater or less than that paid in the Offer.

State Takeover Laws.  A number of states (including Delaware, where Sirtris is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

As a Delaware corporation, Sirtris is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15 percent or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (a) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (b) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 15 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (c) following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock of the corporation not owned by the interested stockholder.

Sirtris has represented to us in the Merger Agreement that its board of directors (at a meeting or meetings duly called and held) has approved, for purposes of Section 203 of the DGCL, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and irrevocably resolved to elect, to the extent permitted by law, for Sirtris not to be subject to any anti-takeover laws. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13 — “Conditions of the Offer.”

Appraisal Rights.  No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder. Unless the Delaware court in its discretion determines otherwise for good cause shown, this rate of interest will be five percent over the Federal Reserve discount rate (including any surcharge) as established from time to time between the Effective Date and the date of payment and will be compounded quarterly.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, Sirtris may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive from the Purchaser the Merger Consideration, without interest and subject to applicable withholding taxes, in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to Sirtris a written withdrawal of the demand for appraisal and acceptance of the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

“Going Private” Transactions.  Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither GSK nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16.	Fees and Expenses

Purchaser has retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

Purchaser and GSK have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8 under “Available Information.”

No person has been authorized to give any information or make any representation on behalf of GSK or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of GSK, Purchaser, Sirtris or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Fountain Acquisition Corporation
May 2, 2008

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND
THE EXECUTIVE OFFICERS OF GSK AND PURCHASER

GSK

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of GSK. Except as otherwise noted, positions specified are positions with GSK.

Principal Occupation or
Name	Business Address	Employment	Citizenship

Board of Directors
Dr. Jean-Pierre Garnier	One Franklin Plaza Philadelphia, PA 19102	Chief Executive Officer since January 2001; serves on the Board of Directors of the United Technologies Corporation, Committee Encouraging Corporate Philanthropy, and the Eisenhower Exchange Fellowships, Inc.; serves on the Board of Overseers of the Weill Cornell Medical College.	French/USA
Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	CEO designate since October 2007 and will assume the position of Chief Executive Officer on May 21, 2008; prior thereto, President, Pharmaceuticals Europe since January 2003; Non-Executive Director of the UK’s Office for Strategic Co-ordination of Health Research; serves on Board of the Imperial College Commercialisation Advisory Board; member of the Health Innovation Council and INSEAD UK Council.	British
Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer since April 2005; prior thereto, Senior Vice President, Operations Controller since January 2001.	British
Dr. Moncef Slaoui	709 Swedeland Road King of Prussia, PA 19406	Chairman, Research and Development since June 2006; prior thereto, Senior Vice President, Worldwide Business Development — R&D since May 2003.	Belgian/Moroccan

Principal Occupation or
Name	Business Address	Employment	Citizenship

Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Non-Executive Chairman for GSK since January 2005, member of Board of Directors since June 2004; prior thereto, Chief Executive Officer of Vodafone Group plc from 1997 to 2003; Non-Executive Director of Lehman Brothers Holdings, Inc. since 2003 and Ferrari SpA since April 2006; a Senior Adviser at Bain & Co; member of the Advisory Board of Reform; and a member of KPMG’s Chairman’s Advisory Group.	British
Christopher Viehbacher	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	President, US Pharmaceuticals, GlaxoSmithKline since January 2003; serves on the Board of Directors of PhRMA, the CEO Roundtable on Cancer, Research! America, North Carolina Chamber, North Carolina GlaxoSmithKline Foundation, Triangle United Way and the Cardinal Club.	German/Canadian
Lawrence Culp	980 Great West Road Brentford Middlesex, England TW8 9GS	Independent Non-Executive Director. President and Chief Executive Officer of Danaher Corporation since 2001.	USA
Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Independent Non-Executive Director. Professor of Infectious Disease Epidemiology in the Faculty of Medicine, Imperial College, London; prior thereto, the Chief Scientific Adviser at the Ministry of Defence in the United Kingdom until 30 September 2007; to be appointed as Rector of Imperial College, London in July 2008.	British

Principal Occupation or
Name	Business Address	Employment	Citizenship

Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Independent Non-Executive Director. Chairman, President and Chief Executive Officer of Dow Corning; Member of the American Chemical Society and The Conference Board; serves on the Executive Committee of the Society of Chemical Industry, America Section; serves on the Board of Directors of the American Chemistry Society and the Society for Women’s Health Research.	USA
Sir Crispin Davis	980 Great West Road Brentford Middlesex, England TW8 9GS	Independent Non-Executive Director. Chief Executive of Reed Elsevier PLC since 1999.	British
Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Independent Non-Executive Director. Non-Executive Director of the Financial Services Authority since 2001; serves on the Board of Directors of Zurich Financial Services and Vice-Chairman of the Supervisory Board and Chairman of the Audit Committee of Royal Ahold; serves on the Supervisory Boards of Royal DSM and Corporate Express; Vice-Chairman of the Supervisory Board of VanLanschot Bankiers and member of the Managing Board and Chief Financial Officer of ABN AMRO from 1999 to January 2006.	Dutch
Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Independent Non-Executive Director. Managing Director of Kohlberg Kravis Roberts and Co. (KKR) and Chairman of KKR Asia since October 2005; Non-Executive Director of Thomson Reuters since April 2008; Non-Executive Director of Reuters Group PLC from September 2005 until April 2008; Vice Chairman of Citigroup from 1998 to 2004.	British

Principal Occupation or
Name	Business Address	Employment	Citizenship

Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Independent Non-Executive Director. Mallinkrodt Professor of Medicine and Chief of Gastroenterology at Massachusetts General Hospital and Harvard Medical School since 1998 and 1999, respectively; Chief Academic Officer of Partners HealthCare System since 2005; Chairman of the Board & Scientific Co-Founder of the GI Company.	USA
Sir Ian Prosser	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Independent Non-Executive Director. Non-Executive Deputy Chairman of BP plc since 1999; Non-Executive Director of Sara Lee Corporation since 2004; serves on CBI President’s Committee and prior thereto, Chairman of Intercontinental Hotels Group plc (retired in 2003).	British
Dr. Ronaldo Schmitz	980 Great West Road Brentford Middlesex, England TW8 9GS	Independent Non-Executive Director. Non-Executive Director of Legal and General Group plc since 2000; serves on the Boards of Directors of Rohm and Haas Company since 1992 and Cabot Corporation since 2001; member of the Supervisory Board of SICK AG.	German
Sir Robert Wilson	980 Great West Road Brentford Middlesex, England TW8 9GS	Non-Executive Chairman of BG Group plc since 2004 and the Economist Group since 2003; Executive Chairman of Rio Tinto plc from 1997 to 2003.	British
Executive Officers
Dr. Jean-Pierre Garnier	One Franklin Plaza Philadelphia, PA 19102	Chief Executive Officer since January 2001.	French/USA
Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	CEO Designate since October 2007; prior thereto, President, Pharmaceuticals Europe since January 2003.	British

Principal Occupation or
Name	Business Address	Employment	Citizenship

Julian Heslop	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Financial Officer since April 2005; prior thereto, Senior Vice President, Operations Controller since January 2001.	British
Simon Bicknell	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Company Secretary since January 2001 and Corporate Compliance Officer since April 2006.	British
John Clarke	One Franklin Plaza Philadelphia, PA 19102	President Consumer Healthcare since January 2006; prior thereto, President, Futures Group, Consumer Healthcare since January 2004; prior thereto, President, Consumer Healthcare Europe from 1998 to 2003.	New Zealand
Marc Dunoyer	GSK Building 6-15, Sendagaya 4 chome, Shibuya-ku Tokyo 151-8566	President, Pharmaceuticals Japan since March 2003.	French
Eddie Gray	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals Europe since January 2008; prior thereto, Senior Vice President and General Manager, Pharmaceuticals UK since 2001.	British
Russell Greig	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals International since March 2003.	British
Duncan Learmouth	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Corporate Communications and Community Partnerships since July 2006; prior thereto, Vice President, Global Investor Relations & Competitive Excellence since February 2006; prior thereto, Vice President, Global Investor Relations since June 2005; prior thereto, Vice President, Investor Relations since November 2001.	British

Principal Occupation or
Name	Business Address	Employment	Citizenship

Bill Louv	One Franklin Plaza Philadelphia, PA 19102	Senior Vice President, Information Technology and Chief Information Officer since January 2007; prior thereto, Senior Vice President, Information Technology for Research & Development, GlaxoSmithKline.	USA
Daniel Phelan	One Franklin Plaza Philadelphia, PA 19102	Senior Vice President, Human Resources since January 2001.	USA
David Pulman	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	President, Global Manufacturing & Supply since December 2002.	British
Dr. Moncef Slaoui	709 Swedeland Road King of Prussia, PA 19406	Chairman, Research and Development since June 2006; prior thereto, Senior Vice President, Worldwide Business Development — R&D since May 2003.	Belgian/Moroccan
Christopher Viehbacher	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	President, US Pharmaceuticals since January 2003.	German/Canadian
Mark Werner	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	Senior Vice President & Interim General Counsel since April 2008; Senior Vice President, Legal Operations U.S. and GMS since August 2003: prior thereto, Vice President and Associate General Counsel since January 2001.	USA

PURCHASER

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. Except as otherwise noted, positions specified are positions with SKB.

Principal Occupation or
Name	Business Address	Employment	Citizenship

Board of Directors
Carol Ashe	One Franklin Plaza Philadelphia, PA 19102	Vice President, Legal Operations-Corporate Functions-US since April 2008; prior thereto, Vice President and Associate General Counsel since January 2001.	USA
Executive Officers
Carol Ashe	One Franklin Plaza Philadelphia, PA 19102	Vice President, Legal Operations-Corporate Functions-US since April 2008; prior thereto, Vice President and Associate General Counsel since January 2001.	USA

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Sirtris or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer Is:

By Mail:	By Courier:

Computershare	Computershare
C/O Voluntary Corporate Actions	C/O Voluntary Corporate Actions
P.O. Box 43011	250 Royall Street
Providence, RI 02940-3011	Canton, MA 02021

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com